Mail Stop 4561
Via Fax (480) 922-3764

October 9, 2008

Michael Moore
Chief Financial Officer
Insignia Solutions plc
7575 East Redfield Road, Suite 201
Scottsdale, AZ 85260

Re: **Insignia Solutions plc**
        SECPS Letter dated September 12, 2008

Dear Mr. Moore:

The staff has received a SECPS letter dated September 12, 2008 from Burr, Pilger & Mayer LLP notifying the Chief Accountant of the Commission that the registrant's auditor/client relationship has ceased.

This letter is to inform you that the company should file the Item 4 Form 8-K immediately. The filing was due on the fifth day following the date the relationship with Burr, Pilger & Mayer LLP ceased.

Item 304 of Regulation S-K describes the disclosure requirements of the Item 4 Form 8-K. In order for the former accountants to file the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. The accountants confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   ·   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response and amendment via EDGAR in response to these comments within 10 business days of the date of this letter. Please note that if you require longer than 10 business days to respond, you should contact the staff immediately to request additional time. Any questions regarding the above should be directed to me at (202) 551-3379, or in my absence, to Robert Benton at (202) 551-3804.

Sincerely,

Melissa Feider
Staff Accountant